June 1, 2007

BY FIRST CLASS MAIL

Sander M. Bieber, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, DC 20006

> Aberdeen Australia Equity Fund, Inc.
> File Nos. 811-04438 & 333-142698

Dear Mr. Bieber:

We have reviewed the registration statement filed on Form N-2 on May 8, 2007 for Aberdeen Australia Equity Fund, Inc. (the "Fund"). Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions used in the registration statement.

PROSPECTUS

Selling Stockholder (Page 12)

1. The fourth paragraph describes a series of transactions between December 2005 and July 2006 in which an affiliate of the Selling Stockholder sold approximately 3.9 million shares of the Fund pursuant to a registration statement declared effective by us in December 2005 and then purchased and subsequently exercised options to repurchase approximately 2.3 million of those shares. Later, the affiliate of the Selling Stockholder transferred all of its remaining shares to the Selling Stockholder. The current registration statement seeks to register for sale the shares that were previously sold by the affiliate of the Selling Stockholder less than 18 months ago. As registering such a large number of shares may potentially place negative pressure on the market price for the Fund's securities, please explain to us why the board concluded that it was in the best interest of all of the Fund's shareholders to register these shares for the Selling Stockholder again in such a short time period. In particular, please explain to us the information received and the factors considered by the board in approving the registration of the affiliate of the Selling

Stockholder's shares in December 2005, including the reasons, if any, why the affiliate of the Selling Stockholder sold its shares. In addition, please explain to us the information received and the factors considered by the board in approving the registration of the Selling Stockholder's shares in this offering, including the reasons, if any, why the affiliate of the Selling Stockholder repurchased such a large percentage of the previously sold shares and why the Selling Stockholder seeks to register and sell these shares again. Also, please explain to us whether the board is aware of any intention by the Selling Stockholder to repurchase any of the shares it seeks to sell in this offering.

Management of the Fund – The Investment Manager and the Investment Adviser (Page 23)

2.   This section states that the Investment Manager is a Singapore corporation and that the Investment Adviser is an Australian corporation. Please disclose in this section how the enforcement by investors of civil liabilities under the federal securities laws may be effected, including whether investors will be able to effect service of process within the United States, whether investors will be able to enforce, in United States courts, judgments against these entities obtained in such courts predicated upon the civil liability provisions of the federal securities laws, whether the appropriate foreign courts would enforce judgments of United States courts obtained in actions against these entities predicated upon the civil liability provisions of the federal securities laws, and whether the appropriate foreign courts would enforce, in original actions, liabilities against these entities predicated solely upon the federal securities laws. See Item 9.2 of Form N-2.

Dividends and Distributions – Managed Distribution Policy (Page 26)

3.   The third sentence of the first paragraph states that the distributions are made from current income, supplemented by realized capital gains and, to the extent necessary, paid-in capital. Please disclose the consequences of paid-in capital distributions including that, although return of capital distributions may not be taxable, such distributions may increase an investor's tax liability for capital gains upon sale of fund shares.

Dividends and Distributions – General Distribution Policy (Page 27)

4.   The previous sections describe the Fund's managed distribution policy to pay quarterly dividends at an annual rate set once a year that is a percentage of the rolling average of the Fund's prior four quarter-end net asset values and that the current rolling distribution rate is 10%. The first sentence of the first paragraph states that it is the Fund's policy to continue to meet the requirements of the Code applicable to regulated investment companies and to distribute substantially all of its taxable net income and capital gains, if any, to stockholders. Please clarify in this section whether the Fund will pay the higher of the managed distribution rate of 10% or substantially all of its taxable net income and capital gains as required to meet the requirements of the Code.

GENERAL COMMENTS

5.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

6.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

7.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

8.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

9.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

10.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel